Filed Pursuant to Rule 424(b)(3)
                                                       Registration No.333-39787
                             PROSPECTUS SUPPLEMENT
                    (TO PROSPECTUS DATED NOVEMBER 13, 1997)




                               [GRAPHIC OMITTED]



                        $300,000,000 AGGREGATE PRINCIPAL
                          AMOUNT OF 4 1/2% CONVERTIBLE
                           SUBORDINATED NOTES DUE 2002



                               12,185,834 SHARES
                                OF COMMON STOCK




     This Prospectus Supplement and the accompanying Prospectus relate to the offer and sale from time to time by the holders named herein and therein or by their transferees, pledgees, donees, or successors (collectively, the "Selling Holders") of up to $300,000,000 aggregate principal amount of 4 1/2% Convertible Subordinated Notes due 2002 (the "Notes") of Tel-Save Holdings, Inc. (the "Company") and up to 12,185,834 shares of common stock, par value $.01 per share, of the Company (the "Common Stock"), issuable upon the conversion of the Notes in full (the "Shares" and, together with the Notes, the "Securities"). The Company will receive no part of the proceeds of the sales made under this Prospectus Supplement or the accompanying Prospectus. On December 19, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $21.

                               ----------------

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.


                               ----------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                     The date of this Prospectus Supplement
                              is December 23, 1997.

     The information in this Prospectus Supplement is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing or incorporated by reference in the accompanying Prospectus. Prior to making an investment decision with respect to the Securities offered by this Prospectus Supplement and the accompanying Prospectus, prospective investors should consider carefully the information contained and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

     Capitalized terms used herein and not defined have the meaning assigned to them in the accompanying Prospectus.



                                SELLING HOLDERS


     The following table supplements the table appearing on pages 38 and 39 of the accompanying Prospectus and sets forth information with respect to Selling Holders not identified in the accompanying Prospectus. The name of each Selling Holder identified below is accompanied by the amount of Notes beneficially owned by such Selling Holder that may be offered pursuant to this Prospectus Supplement and the accompanying Prospectus. Such information was obtained from the Selling Holders between December 4, 1997 and December 23, 1997, unless otherwise noted. The Shares into which the Notes are convertible are also offered pursuant to this Prospectus Supplement and the accompanying Prospectus, and the formula for conversion is set forth in the accompanying Prospectus under "DESCRIPTION OF THE NOTES -- Conversion." To the Company's knowledge, except as noted below, none of the Selling Holders identified below has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Notes or Shares issuable upon conversion thereof pursuant to this Prospectus Supplement and the accompanying Prospectus, no estimate can be given as to the amount of the Notes or Shares issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes, since the date on which they provided the information regarding the Notes, in transactions exempt from the registration requirements of the Securities Act.


                                                                                   PRINCIPAL
                                                                 PRINCIPAL         AMOUNT OF
                                                              AMOUNT OF NOTES     NOTES COVERED
                                                               BENEFICIALLY         BY THIS
                   SELLING HOLDER NAME                             OWNED           PROSPECTUS
----------------------------------------------------------   -----------------   --------------
American Bible Society(1)   ..............................      $ 1,000,000        $ 1,000,000
Arkansas PERS   ..........................................      $ 1,265,000        $ 1,265,000
BTI - Bankers Trust International(1) .....................      $ 9,000,000        $ 9,000,000
BZW Securities Limited(1)   ..............................      $ 6,500,000        $ 6,500,000
Continental Assurance
 Company on behalf of its Separate Account (E)(1)   ......      $ 2,600,000        $ 2,600,000
Continental Casualty Company(1)   ........................      $ 3,900,000        $ 3,900,000
Delaware PERS   ..........................................      $ 1,100,000        $ 1,100,000
Deutsche Morgan Grenfell, Inc.(1)(2) .....................      $ 5,465,000        $ 5,465,000
D.E. Shaw Investments, L.P. ..............................      $ 1,400,000        $ 1,400,000
D.E. Shaw Portfolios International, L.L.C.  ..............      $ 1,150,000        $ 1,150,000
D.E. Shaw Securities, L.P.  ..............................      $ 3,150,000        $ 3,150,000
Donaldson, Lufkin & Jenrette Sec. Corp. ..................      $ 9,500,000        $ 9,500,000
Forest Fulcrum Fund L.P.(1)    ...........................      $   525,000        $   525,000
Forest Global Convertible Fund Series A-5(1)  ............      $   450,000        $   450,000
Forest Investment Management L.P.(1)    ..................      $    25,000        $    25,000
Hawaiian Airlines Pension Plan -- IAM   ..................      $   100,000        $   100,000
Hawaiian Airlines Pension Plan for Salaried Employees ....      $    25,000        $    25,000
ICI America Holdings  ....................................      $   450,000        $   450,000
Kapiolani Medical Center .................................      $   225,000        $   225,000

                                                                                PRINCIPAL
                                                              PRINCIPAL         AMOUNT OF
                                                           AMOUNT OF NOTES     NOTES COVERED
                                                            BENEFICIALLY         BY THIS
                  SELLING HOLDER NAME                           OWNED           PROSPECTUS
-------------------------------------------------------   -----------------   --------------
Massachusetts Mutual Life Insurance Company(1)   ......      $ 4,700,000       $ 4,700,000
MassMutual Corporate Investors(1)    ..................      $ 1,000,000       $ 1,000,000
MassMutual Corporate Value Partners Limited(1)   ......      $ 1,000,000       $ 1,000,000
MassMutual High Yield Partners LLC(1)   ...............      $ 3,000,000       $ 3,000,000
MassMutual Participation Investors(1)   ...............      $   500,000       $   500,000
Merrill Lynch Pierce Fenner & Smith Inc.  .............      $ 1,700,000       $ 1,700,000
Nalco Chemical Retirement   ...........................      $   210,000       $   210,000
NATWEST Securities Limited  ...........................      $35,800,000       $35,800,000
Orrington International Fund Limited(1)    ............      $   350,000       $   350,000
Orrington Investments L.P.(1)  ........................      $   650,000       $   650,000
Paloma Securities L.L.C. ..............................      $ 1,550.000       $ 1,550,000
PRIM Board   ..........................................      $ 1,725,000       $ 1,725,000
Q Investments, L.P.   .................................      $ 2,800,000       $ 2,800,000
Retirement Plan for Pilots of Hawaiian Airlines  ......      $   150,000       $   150,000
R2 Investments, LDC   .................................      $ 1,200,000       $ 1,200,000
Shepherd Investments International Ltd.(1)    .........      $25,800,000       $25,800,000
Silverton International Fund Limited ..................      $   800,000       $   800,000
Societe Generale Securities Corp.(1)    ...............      $ 5,750,000       $ 5,750,000
Spruce Partners, L.P.(1)    ...........................      $   500,000       $   500,000
Starvest Discretionary   ..............................      $   500,000       $   500,000
State of Oregon Equity   ..............................      $ 4,500,000       $ 4,500,000
ZENECA Holdings .......................................      $   450,000       $   450,000


----------
(1) Information was provided by the Selling Holder prior to December 4, 1997.

(2) Deutsche Morgan Grenfell, Inc. and its affiliated companies and/or individuals may, from time to time, own, have positions in, or options in the Company's securities and also may perform advisory services and/or have lending or other credit relationships with the Company. Specifically, Deutsche Morgan Grenfell, Inc. was an Initial Purchaser of the Notes.

     The foregoing list of Selling Holders, and the list of Selling Holders pages 38 and 39 of the accompanying Prospectus, do not include holders of $38,743,875 aggregate principal amount of Notes which have been registered for future sale under the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are parts. Additional Selling Holders will be identified, together with the amount of Securities to be offered by such holders, in one or more additional supplements to the accompanying Prospectus. Any such supplement will be circulated with the accompanying Prospectus and will be deemed to be a part thereof as of the date of such supplement. Only the Selling Holders listed in the accompanying Prospectus or any supplement thereto, including this Prospectus Supplement, (or the transferees, pledgees or donees of such Selling Holders, or their successors) will be entitled to offer their Securities by means of the accompanying Prospectus, as supplemented from time to time.

PROSPECTUS
                   $300,000,000 AGGREGATE PRINCIPAL AMOUNT OF
                 4 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2002


                               [GRAPHIC OMITTED]




                        12,185,834 SHARES OF COMMON STOCK


     This Prospectus relates to the offer and sale from time to time by the holders named herein or by their transferees, pledgees, donees or successors (collectively, the "Selling Holders") of up to $300,000,000 aggregate principal amount of 4 1/2% Convertible Subordinated Notes due 2002 (the "Notes") of Tel-Save Holdings, Inc. (the "Company") and up to 12,185,834 shares of common stock, par value $.01 per share, of the Company (the "Common Stock") issuable upon the conversion of the Notes in full (the "Shares" and, together with the Notes, the "Securities").

     The Notes are convertible, at the option of the holder thereof, at any time after 90 days following the date of original issuance thereof and prior to maturity, unless previously redeemed, into Common Stock at the conversion price of $24.61875 per share, subject to adjustment in certain events. The Common Stock is quoted on the Nasdaq National Market under the symbol "TALK." On November 5, 1997, the last reported sale price of the Common Stock was $21 3/8.

     The Notes will mature on September 15, 2002, and interest, at the rate per annum set forth above, on the Notes will be paid semiannually on March 15 and September 15 of each year, commencing March 15, 1998.

     The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after September 15, 2000, at the redemption prices set forth herein, together with accrued interest. The Notes do not provide for any sinking fund. Upon the occurrence of a Designated Event (as defined herein), holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest to the date of purchase. See "DESCRIPTION OF THE NOTES -- Repurchase at the Option of Holders."

     The Notes were issued and sold to the Initial Purchasers (as defined herein) on September 3, 1997 (the "Original Offering") in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Initial Purchasers have advised the Company that the Notes have been resold (i) in the United States to "Qualified Institutional Buyers" (as defined in Rule 144A under the Securities Act) or to "Institutional Accredited Investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) that agreed in writing to comply with the transfer restrictions and other conditions set forth in the Purchase Agreement, and (ii) outside the United States in transactions complying with the provisions of Regulation S under the Securities Act. The Company has filed the Registration Statement of which this Prospectus is a part to satisfy its obligations under the registration agreement, dated September 3, 1997, entered into with the Initial Purchasers (the "Registration Agreement"). See "DESCRIPTION OF THE NOTES -- Registration Rights."

     All of the Securities offered hereby are being offered for sale and sold, from time to time, by the Selling Holders. The Company will receive no part of the proceeds of sales made hereunder. The Company has agreed to bear certain expenses incident to the registration of the Securities under federal or state securities laws and to indemnify the Selling Holders against certain liabilities, including liabilities under the Securities Act. None of the Securities have been registered prior to the filing of the Registration Statement of which this Prospectus is part.

     The Securities may be offered for sale by the Selling Holders from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Holders may effect such transactions directly or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, such broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Holders and/or the purchasers of the Securities for whom they may act as agent or to whom they sell Securities as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions, concessions, allowances or other compensation received by them and any profit realized on the sale of the Securities by them may be deemed to constitute underwriting commissions, concessions, allowances or discounts under the Securities Act. To the extent required, the names of any underwriters, broker-dealers or agents, the amount and nature of any commissions, concessions, allowances or discounts and any other required information with respect to any particular offer of Securities by the Selling Holders will be set forth in a Prospectus Supplement. See "PLAN OF DISTRIBUTION."

     The Notes are unsecured obligations of the Company and are subordinate in right of payment to all existing and future Senior Debt (as defined herein) of the Company. The Notes also are structurally subordinated to all liabilities of the Company's subsidiaries. As of August 29, 1997, the Company had approximately $130 million in indebtedness that would have constituted Senior Debt. In addition, as of June 30, 1997, the Company's subsidiaries had liabilities of approximately $37.1 million. See "DESCRIPTION OF THE NOTES -- Subordination of Notes."

     The Company does not intend to apply for listing of the Notes on any securities exchange or for the inclusion of the Notes on any automated inter-dealer quotation system.

     The Notes offered hereby will be represented by one or more Public Global Notes registered in the name of The Depository Trust Company ("DTC") or its nominee. Interest in the Public Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to participants' interests) and its direct and indirect participants, including the Euroclear System ("Euroclear") and Cedel Bank, Societe Anonyme ("Cedel Bank"). Except under certain limited circumstances described herein, Notes in definitive form will not be issued. See "DESCRIPTION OF NOTES."

                                 --------------

PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 5.

                                 --------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
  OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is November 13, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the  information  reporting  requirements  of the
Securities  Exchange  Act of 1934,  as  amended  (the  "Exchange  Act"),  and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or part of such materials may also be obtained at prescribed rates from the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information. Such material also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement (which term shall encompass any amendments thereto) on Form S-3 under the Securities Act with respect to the securities offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes thereto filed or incorporated by reference as a part thereof, which are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the offices of the Commission. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete, and, in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copied at the locations described above.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (Commission File No. 0-26728) are incorporated herein by reference:

       a. the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Amendments Nos. 1 and 2 thereto;

       b. the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; Amendments Nos. 1 and 2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

       c. Current Reports on Form 8-K dated March 6, 1997, April 24, 1997, July 22, 1997, September 2, 1997, September 5, 1997, October 29, 1997, November 5, 1997 and November 7, 1997 and Current Reports on Form 8-K/A dated February 3, 1997, February 28, 1997 and August 15, 1997;

       d. the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A dated September 8, 1995;

       e. the Consolidated Balance Sheets of Shared Technologies Fairchild Inc. ("Shared Technologies") and subsidiaries as of December 31, 1996 and 1995 and the related Consolidated Statements of Operations, Stockholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 1996, together with the Notes to the Financial Statements and the Reports of Independent Public Accountants thereon, included in the Annual Report on Form 10-K for the year ended December 31, 1996 of Shared Technologies (Commission File No. 0-17366); and

       f. the Unaudited Pro Forma Combined Condensed Financial Statements of the Company giving effect to the proposed merger of Shared Technologies with and into a wholly-owned subsidiary of the Company, included on pages 76 through 93 of the Joint Proxy Statement/Prospectus, dated October 30, 1997, filed by the Company (Commission File No. 0-26728) pursuant to Section 14 of the Exchange Act.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment that indicates the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

     Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge to each person to whom this Prospectus has been delivered, a copy of any or all of the documents referred to above that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to Tel-Save Holdings, Inc., 6805 Route 202, New Hope, Pennsylvania 18938 Attention: Aloysius
T. Lawn, IV, General Counsel and Secretary. Telephone requests may be directed to (215) 862-1500.

     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF
OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING, WITHOUT LIMITATION, STATEMENTS UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THE COMPANY'S ANNUAL AND QUARTERLY REPORTS. THESE FORWARD LOOKING STATE-

MENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH MATTERS WILL BE REALIZED. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FACTORS DISCUSSED IN THE SECTION HEREIN ENTITLED "RISK FACTORS."

                                 RISK FACTORS

PROPOSED SHARED TECHNOLOGIES MERGER

     The Company has entered into an Agreement and Plan of Merger, dated as of July 16, 1997 (the "Merger Agreement"), among the Company, TSHCo, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), and Shared Technologies Fairchild Inc., a Delaware corporation ("Shared Technologies"). Pursuant to the Merger Agreement, among other things, Shared Technologies would be merged with and into Merger Sub and thereby become a wholly-owned subsidiary of the Company, and the outstanding Shared Technologies Common Stock (the "STF Common") would be converted into such number of shares of the Company's Common Stock as equals the quotient (the "Exchange Ratio") of (a) $11.25 plus the product of (x) .3 times (y) the amount, if any, by which the average closing price per share of the Company's Common Stock on the Nasdaq National Market for the fifteen consecutive trading days ending on the trading day three trading days immediately preceding the date of the closing of the Shared Technologies Merger (the "Closing Date Market Price") exceeds $20, divided by (b) the Closing Date Market Price, provided that the Exchange Ratio shall not exceed 1.125. As of November 5, 1997, there were approximately 17.2 million shares of STF Common outstanding and approximately 7.9 million shares of STF Common Stock reserved for issuance upon conversion or exercise of outstanding Shared Technologies convertible preferred stock, warrants and stock options. The consummation of the Shared Technologies Merger is subject to the approval of the stockholders of both the Company and Shared Technologies, at a meeting scheduled for December 1, 1997, as well as other conditions, including termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act, applicable federal and state regulatory approvals and consents, the Shared Technologies Merger's qualifying as a pooling of interests transaction for accounting purposes, the absence of injunctions or other legal restraints preventing the consummation of the Shared Technologies Merger and other closing conditions. There can be no assurance that the Shared Technologies Merger will be consummated.

     While the Company's management expects to realize operating synergies and cost savings as a result of the Shared Technologies Merger, there can be no assurance that the Company will achieve all of the benefits that management expects to realize in connection with the Shared Technologies Merger or that such benefits will occur within the time frame contemplated. Realization of operating synergies and cost savings could be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, the response of competitors or customers, regulatory developments and delays in implementation. In addition, certain benefits are dependent upon the Company's taking certain actions that will result in one-time charges or expenses. See "-- Some Future Potential Charges."

     The Shared Technologies Merger contemplates the integration of the administrative, finance, sales and marketing organizations of STF and the Company. STF is a significantly larger company, in terms of employees and facilities managed and operated, than the Company and is engaged in a number of businesses that are different than those in which the Company has historically engaged. In addition, STF and its predecessors have also been involved in a number of acquisitions in recent years, including the acquisition, in March, 1996, of Fairchild Industries, Inc., the operations and management of which are still being integrated by STF. The integration of the businesses of the Company and STF will require substantial attention from the Company's management team, which will include STF employees who have not previously worked with the Company. The retention of certain key STF personnel will be important for the management of the STF business. Also, both STF's and the Company's customers will need to be reassured that their services will continue uninterrupted. All of these efforts will place significant pressure on the Company's existing management, staff and other resources (see " -- Recent Rapid Growth; Ability to Manage Growth", below). Moreover, integration of STF will require the Company's senior management to oversee business in which they have limited or no direct experience. The diversion of management attention, inability to satisfy the foregoing needs and any other difficulties encountered in the transition process could have an adverse effect on the Company's business, operating results or financial condition.

DEPENDENCE ON AT&T AND LUCENT

     The design for the Company's telecommunications network, which is known as "OBN," "One Better Net" or "One Better Network," relies upon AT&T Corp. ("AT&T") transmission facilities, international long distance services and operator services. If AT&T were to terminate the Company's use of AT&T's transmission facilities, international long distance services or operator services, the Company would seek to enter into similar arrangements with other long distance providers. There can be no assurance that the terms of such agreements would be favorable to the Company. The Company's current operations and strategy with OBN emphasize the quality and functionality of the AT&T (now Lucent Technologies, Inc., hereinafter "Lucent") manufactured equipment, AT&T-provided transmission facilities and billing services, and AT&T operator services. Loss of the ability to market OBN emphasizing the quality of these AT&T and Lucent-based services could have a material adverse effect on the Company's results of operations and financial conditions.

     The Company also will continue to depend on AT&T to provide the AT&T telecommunication services that the Company resells directly to end users and to independent long distance and marketing companies known as "partitions," which in turn resell the services on the AT&T network to end users. The Company's ability to resell such services on the AT&T network depends upon whether the Company can continue to maintain a favorable relationship with AT&T. AT&T may terminate the provision of services under its tariffs for limited reasons, including for nonpayment by the Company, for national defense purposes or if the provision of services to the Company were to have a substantial adverse impact on AT&T's network. While AT&T policy historically has been to provide 30-day notice prior to termination of services, there are no specific notice requirements with respect to such termination. Although the Company has no specific contingency arrangements in place to provide service to end users if AT&T were to discontinue its service to the Company, based upon discussions that the Company has had with other long distance providers and based upon such providers' published tariffs, the Company believes that it could negotiate and obtain contracts with other long distance providers to resell long distance services at rates comparable to its current contract tariffs with AT&T. If the Company were to enter into contracts with another provider, however, the Company believes it would take approximately 14 to 28 days to switch end users to that provider. Although the Company believes it may have the right to switch end users without their consent to such other providers, end users have the right to discontinue such service at any time. Accordingly, the termination or non-renewal of the Company's contract tariffs with AT&T or the loss of telecommunication services from AT&T likely would have a material adverse effect on the Company's results of operations and financial condition.

     The Company uses billing services provided by AT&T and AT&T's College and University Systems ("ACUS"). There can be no assurance that either AT&T or ACUS will continue to offer billing services to the Company on terms acceptable to the Company. AT&T has removed its name on bills for which it provides billing services and could further obscure its role in providing billing services or cease providing billing services altogether. Loss of the AT&T and ACUS billing services or decreased awareness of the AT&T name could have a material adverse effect on the Company's marketing strategy and retention of existing partitions and end users. The Company is developing its own information systems in order to have its own billing capacity, including in connection with its anticipated services under the AOL Agreement discussed below, although the Company has not provided such direct billing services to end users in the past.


AOL AGREEMENT

     The Company entered into a Telecommunications Marketing Agreement (the "AOL Agreement"), dated as of February 22, 1997 and effective as of February 25, 1997, with America Online, Inc. ("AOL"), under which the Company will provide long distance telecommunications services to be marketed by AOL to all of the subscribers of AOL's online network. The Company made an initial payment of $100 million to AOL at signing and agreed to provide marketing payments to AOL based on a percentage of the Company's profits from the services (between 50% and 70% depending on the level of revenues from the services). The AOL Agreement provides that $43 million of the initial payment will be offset and recoverable by the Company through reduction of such profit-based marketing payments during the initial term of the AOL Agreement or, subject to certain monthly reductions of the amount thereof, directly by AOL upon certain earlier terminations of the AOL Agreement. The $57 million balance of the initial payment is solely recoverable by offset against a percentage of such profit-based marketing payments made after the first five years of the AOL Agreement (when extended beyond the initial term) and by offset against a percentage of AOL's share of the profits from the services after termination or expiration of the AOL Agreement. Any portion of the $43 million not previously repaid or reduced in amount would be added to the $57 million and would be recoverable similarly. The Company service was launched on the AOL online network on October 9, 1997 on a limited basis, with the general public promotion of the service anticipated to begin late in the 1997 fourth quarter.

     Also under the AOL Agreement, the Company issued to AOL at signing two warrants to purchase shares of the Company Common Stock at a premium over the market value of such stock on the issuance date. One warrant is for 5 million shares, at an exercise price of $15.50 per share, one-half of which shares vested on October 9, 1997 when the Company service was launched on the AOL online network in accordance with the AOL Agreement and the balance of which will vest on the first anniversary of issuance if the AOL Agreement has not terminated. The other warrant is for up to 7 million shares, at an exercise price of $14.00 per share, which will vest, commencing December 31, 1997, based on the number of subscribers to the services and would vest fully if there are at least 3.5 million such subscribers at any one time. The Company also agreed to issue to AOL an additional warrant to purchase 1 million shares of the Company Common Stock, at market value at the time of issuance, upon each of the first two annual extensions by AOL of the term of the AOL Agreement, which warrants also will vest based on the number of subscribers to the services.

     The profitability of the AOL Agreement for the Company depends on the Company's ability to develop in a timely fashion, and to continue to develop and to maintain, online ordering, call detail, billing and customer services for the AOL members, which will require, among other things, the ability to identify and employ sufficient personnel qualified to provide the necessary programming; the ability of the Company and AOL to work together effectively to develop jointly the online marketing contemplated by the AOL Agreement; a rapid response rate to online promotions to AOL's online subscribers, most of whom are expected to be potential residential customers rather than business customers to which Tel-Save has marketed historically; the Company's ability to expand OBN to accommodate increased traffic levels; and AOL's ability to execute successfully its publicly stated business plan and implement its announced network changes to improve member access to its online service. Since the $100 million payment is recoverable only through the profits from the services, to the extent that the AOL Agreement is unsuccessful, such amount is subject to potential non-recovery or limited recovery by the Company. The Company currently estimates that between 2% and 6% of AOL's customers will need to sign up for the Company's long distance service in order for the Company to break even on its investment in the AOL Agreement.

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

     The Company began operations in 1989 (as Tel-Save, Inc.) as a reseller of AT&T services. Over the past eight years, the Company has grown dramatically, becoming a public company in 1995, with revenues in 1996 of $232 million and approximately 390 employees. Although the Company has experienced significant growth in a relatively short period of time and regularly considers growth opportunities through acquisitions, joint ventures and partnerships as well as other business expansion opportunities, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. This strategy reflects significant changes from the Company's historical business and includes the Company's operation of its own network, One Better Net or OBN, which has changed the Company from a pure reseller of AT&T services to a switch-based provider (see "-- Risks Related to OBN"); the AOL Agreement, for which the Company made a significant payment (see "-- AOL Agreement") and that will require, among other things, additional personnel, new billing capacity, a new marketing orientation to residential customers and potential expansion of OBN capacity; the Shared Technologies Merger, which involves the acquisition by the Company of a company that, in terms of numbers of employees and facilities, is significantly larger than the Company and that engages in a number of businesses in which the Company has no experience (see "-- Proposed Shared Technologies Merger"). The Company's strategy has also resulted in significant recent changes to its balance sheet composition over the past several years, including significant debt incurred, which has increased financial management requirements.

     Implementation of the Company's strategy, including maintaining (and, as appropriate, expanding) OBN, maintaining and supporting the existing business with partitions, launching the AOL marketing approach and managing customer accounts over the AOL online service and integrating the Shared Technologies business into the Company's, is placing and will continue to place significant demands on the Company's management, operational, financial and other resources and will require the Company to enhance further its operations, management, financial and information systems and controls and to expand, train and manage its employee base in certain areas including customer service support and financial and marketing and administrative resources. Success in this regard depends, among other things, on the Company's ability to fund or finance significant investments of resources for OBN expansion and to manage, attract and retain qualified personnel (competition for whom is intense). There can be no assurance that the Company will successfully manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition would be materially and adversely affected.

SOME POTENTIAL FUTURE CHARGES

     Of the $100 million payment to AOL (plus the value of the 5 million share AOL warrant, which is valued, subject to possible increase, at $9.1 million, and $.6 million of AOL Agreement-related costs), the Company anticipates that, with the commercial launch of the Company service in early October 1997, an aggregate of approximately $46 million will be charged to expense in the third and fourth quarters of 1997 (an aggregate of $14.4 million was so charged in the first and second quarters of 1997). The balance will be recognized ratably over the balance of the term of the AOL Agreement, the initial term of which expires on June 30, 2000, as advertising services are received. The AOL warrant for up to 7 million shares will be valued and charged to expense as and when subscribers to the Company's services under the AOL Agreement sign-up and the shares under such warrant vest. The amount of such charges, which could be significant, will be based on the extent to which such AOL warrants vest and the market prices of the Company Common Stock at the time of vesting and therefore such charges are not currently determinable. Generally, the higher the market price of the Company Common Stock at the time of vesting, the larger the amount of the charge will be. The Company also anticipates that it will incur additional promotional expenses in the 1997 fourth quarter and the 1998 first quarter in connection with the general public promotion of its service under the AOL Agreement. If the AOL Agreement should prove unsuccessful, any remaining amount of the total value paid under the AOL Agreement could be written off earlier.

     In connection with the Company's decision in October 1997 to discontinue its internal telemarketing operations as part of its restructuring of its sales and marketing efforts (see "-- Direct Telemarketing Risks"), the Company will write-off approximately $25.2 million (pretax) in the 1997 fourth quarter.

     In connection with the Shared Technologies Merger, the Company anticipates that it will record acquisition and transaction-related pre-tax charges (including charges related to the Company's acquisition and, as of the consummation of the Shared Technologies Merger, retirement of Shared Technologies' Subordinated Notes) of approximately $60 million in the quarter in which the Shared Technologies Merger is consummated, which is anticipated to be in the 1997 fourth quarter. In addition, the Company anticipates that various other special costs will be incurred in realizing some of the benefits of the Shared Technologies Merger, including the costs of enhancing the direct sales force of the combined companies and costs associated with systems modifications and other integration-related charges after the Shared Technologies Merger. While the exact timing, nature and amount of these other charges cannot be predicted, the Company currently estimates that additional pretax charges in connection with the consolidation and centralization of the facilities of Shared Technologies and the related program of upgrading equipment and eliminating duplicative and obsolete equipment and incurred in realizing some of the other benefits of the Shared Technologies Merger, will range from $50.0 million to $70.0 million. These charges currently are anticipated to be recorded during the 1997 fourth quarter and first half of 1998. It is also possible, as the Company proceeds with the integration of Shared Technologies with the Company, that further charges may be incurred.

     The Company granted an option to an executive officer to purchase 800,000 shares of Company Common Stock at an exercise price of $11.125 per share. The option granted is subject to the approval of the Company stockholders and is being submitted for approval at the Company's stockholders meeting scheduled for December 1, 1997. Approval of the option grant will result in compensation expense equal to the difference between the exercise price and the market value of the Company Common Stock on the date of such approval; for example, were the market value on the date of such approval to be $20 (the last reported sale price of the Company Common Stock on November 4, 1997), such compensation expense would be approximately $7,100,000. In addition, a newly appointed executive officer, in connection with his employment, purchased 200,000 shares of Company Common Stock at a price of $4.25 per share from a former executive officer of the Company. This purchase will result in compensation expense in the fourth quarter of 1997 of approximately $3,400,000 based on the difference between the purchase price and market value of the Company Common Stock on the date of purchase.

COMPETITION

     The long distance telecommunications industry is highly competitive and affected by the introduction of new services by, and the market activities of, major industry participants. Competition in the long distance business is based upon pricing, customer service, billing services and perceived quality. The Company competes against various national and regional long distance carriers and competes against the numerous companies in the long distance telecommunications market that offer essentially the same services as the Company. Several of the Company's competitors are substantially larger and have greater financial, technical and marketing resources than the Company. The Company's competitors that resell non-AT&T services do so at prices below that which the Company can provide as an AT&T switchless reseller, although the deployment of OBN enables the Company to be price competitive with non-AT&T resellers at current industry pricing levels. The ability of the Company to compete effectively in the telecommunications industry will depend upon the Company's continued ability to provide high quality services at prices generally competitive with, or lower than, those charged by its competitors. Although the Company believes that gross margins will improve as more customers are provisioned on OBN, revenues could decline if competition for long distance service forced the Company to offer services at greater discounts.

     Changes in the regulation of the telecommunications industry may impact the Company's competitive position. The Telecommunications Act of 1996 (the
"Telecommunications Act") effectively opens up the long distance market to competition from the Bell Operating Companies and Regional Holding Companies (collectively, "RBOCs"). The entry of these well-capitalized and well-known entities into the long distance market could significantly alter the competitive environment in which the Company operates because of the established relationship the RBOCs have with their local service customers (and the likelihood that the RBOCs will take advantage of those relationships), as well as the possibility of interpretations of the Telecommunications Act favorable to the RBOCs, which may make it more difficult for other providers, such as the Company, to compete to provide long distance services. Consolidation and alliances across geographic regions (e.g., Bell Atlantic/Nynex and SBC Communications Inc./Pacific Telesis Group domestically and BT/MCI and France Telecom/Deutsche Telekom/Sprint internationally) and across industry segments (e.g., WorldCom/MFS/UUNet) and other pending and possible deals (e.g., WorldCom/MCI and GTE/MCI) may also impact competition in the telecommunications market and the position of the Company.


     Although the basic rates of the three largest long distance carriers -- AT&T, MCI Communications Corp. and Sprint Corporation -- have historically increased, AT&T and other carriers have announced new price plans and significant simplified rate structures aimed at residential customers (the Company's primary target audience under the AOL contract), which may have the impact of lowering overall long distance prices. There can be no assurance that AT&T or other carriers will not make similar offerings available to the small to medium-sized businesses that the Company serves. Although OBN is expected to make the Company more price competitive, further reductions in long distance prices charged by competitors still may have a material adverse impact on the Company's profitability.

MAINTENANCE OF END USER BASE

     End users are not obligated to purchase any minimum usage amount and can discontinue service, without penalty, at any time. There can be no assurance that end users will continue to buy their long distance telephone service through the Company or through "partitions," independent carriers and marketing companies that purchase services from the Company. In the event that a significant portion of the Company's end users decides to purchase long distance service from another long distance service provider, there can be no assurance that the Company will be able to replace its end user base from other sources. Loss of a significant portion of the Company's end users would have a material adverse effect on the Company's results of operations and financial condition.

     A high level of customer attrition is inherent in the long distance industry, and the Company's revenues are affected by such attrition. Attrition is attributable to a variety of factors, including termination of customers by the Company for non-payment and the initiatives of existing and new competitors as they engage in, among other things, national advertising campaigns, telemarketing programs and the issuance of cash or other forms of incentives.

DIRECT TELEMARKETING RISKS

     In 1996, the Company began to telemarket its long distance service directly to small and medium- sized businesses and, in December 1996, acquired substantially all of the assets, and hired substantially all of the employees, of American Business Alliance, Inc. ("ABA"), a switchless reseller of long distance services and a partition of the Company, which acquisition significantly increased the Company's direct telemarketing capabilities. A portion of the acquisition price was accounted for as goodwill and was being amortized over a 15-year period. In the second quarter of 1997, the Company determined to change its business practice and deemphasize the use of direct telemarketing to solicit customers for the Company as the carrier, and, in October 1997, the Company decided to discontinue its internal telemarketing operations, which were primarily conducted through the ABA business that it had acquired, and focus on the development of a direct sales force. See "-- Some Potential Future Charges." Both federal and state officials are tightening the rules governing the telemarketing of telecommunications services and the requirements imposed on carriers acquiring customers in that manner. Customer complaints of unauthorized conversion or "slamming" are widespread in the long distance industry and are beginning to occur with respect to newly-competitive local services. While the Company's discontinuance of its internal telemarketing operations should reduce its exposure to customer complaints and federal or state enforcement actions with respect to telemarketing practices, certain state officials have made inquiries with respect to the marketing of the Company's services and there is the risk of enforcement actions by virtue of its direct telemarketing efforts and its ongoing support of its customer/ partitions.

RELIANCE ON INDEPENDENT CARRIER AND MARKETING COMPANIES; LACK OF CONTROL OVER MARKETING ACTIVITIES

     Historically, the company has marketed its services primarily through partitions, which generally have entered into non-exclusive agreements with Tel-Save. Most partitions to date have made no minimum use or revenue commitments to the Company under these agreements. If the Company were to lose access to services on the AT&T network or billing services or experience difficulties with OBN, the Company's agreements with partitions could be adversely affected.

     Certain marketing practices, including the methods and means to convert a customer's long distance telephone service from one carrier to another, have recently been subject to increased regulatory review at both the federal and state levels. Provisions in the Company's partition agreements mandate compliance by the partitions with applicable state and federal regulations. Because the Company's partitions are independent carriers and marketing companies, however, the Company is unable to control such partitions' activities. The Company is also unable to predict the extent of its partitions' compliance with applicable regulations or the effect of such increased regulatory review. This increased regulatory review could also affect possible future acquisitions of new business from new partitions or other resellers.

GOVERNMENT REGULATION

     The Company is subject to regulation by the Federal Communications Commission (the "FCC") and by various state public service and public utility commissions as a non-dominant provider of long distance services. Under an FCC order adopted on October 29, 1996, effectiveness of which has been suspended as of the date hereof by a court order, the Company, its partitions and all other non-dominant interexchange carriers would after nine months be required to withdraw their tariffs for interstate service with the FCC. The Company and its partitions, however, are still required to file tariffs for international service with the FCC and to obtain authority and file tariffs for intrastate service provided in most of the states in which they market long distance services. Changes in existing policies or regulations in any state or by the FCC could materially adversely affect the Company's results of operations, particularly if those policies make it more difficult to obtain service from AT&T or other long distance companies at competitive rates, or otherwise increase the cost and regulatory burdens of providing services. There can be no assurance that the regulatory authorities in one or more states or the FCC will not take action having an adverse effect on the business or financial condition or results of operations of the Company. Regulatory action by the FCC or the states also could adversely affect the partitions, or otherwise increase the partitions' cost and regulatory burdens of providing long distance services. The Company will also be subject to applicable regulatory standards for marketing activities, and the increased FCC and state attention to certain marketing practices could be significant to the Company.

     Shared Technologies' services business is subject to specific regulations in several states. Within various states, such regulations may include limitations on the number of lines or PBX switches per system, limitations of shared telecommunications systems to single buildings or building complexes, requirements that such building complexes be under common ownership or common ownership, management and control and the imposition of local exchange access rates that may be higher than those for similar single-user PBX systems. Shared Technologies' systems business is generally exempt from governmental regulation with respect to marketing and sales. However, various regulatory bodies, including the FCC, require that manufacturers of equipment obtain certain certifications.

ADVERSE EFFECT OF RAPID CHANGE IN TECHNOLOGY AND SERVICE

     The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer on a timely basis services that meet these evolving standards. There can be no assurance that the Company will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of partition and end user needs.

RISKS RELATED TO OBN

     In early 1997, the Company deployed its own nationwide telecommunications network, One Better Net, or OBN. OBN currently provides services to approximately 150,000 of the over 500,000 current end users of the Company's services. Prior to the deployment of OBN, the Company marketed services by emphasizing its use of AT&T's transmission facilities and switches ("AT&T network") and billing services. Although such marketing can continue for services on the AT&T network that the Company resells, the Company has had to reduce its emphasis on AT&T in marketing OBN, which makes less use of the AT&T network. There can be no assurance that the Company will be able to continue to market OBN successfully, even though OBN uses the Company-owned, AT&T (now Lucent) manufactured switching equipment and AT&T transmission facilities and employs the billing services of AT&T and ACUS. Failure to continue to market OBN successfully would have a material adverse effect on the Company's financial condition and results of operations. Additionally, there can be no assurance that the Company will be able to maintain or secure future AT&T contract tariffs or contracts for transmission at cost-effective rates. Further, to the extent that the Company, rather than AT&T, is responsible for providing the Company's telecommunications services, Tel- Save's potential liability increases if such services are not provided.

     OBN utilizes AT&T (now Lucent) manufactured 5ESS-2000 switching equipment, which employs the new Digital Networking Unit-SONET (Synchronous Optical Network) technology and initially utilized the 5E10 software, which was recently upgraded to 5E11 software. While the 5ESS-2000 switches have operated successfully in the local environment, the Digital Networking Unit-S0NET and 5E11 software offer new technologies that have not been used extensively, and there can be no assurance that the switches will continue to function effectively.

     Additional management personnel and information systems are required to support OBN, the costs of which have increased the Company's overhead. In order for the Company to provide service over the OBN, the Company must operate and be responsible for the maintenance of its own switching equipment. While the
Company  has  hired   additional   personnel  with  experience  in  operating  a
switch-based provider, there can be no assurance that the Company will be successful in operating as a switch-based provider. Moreover, the Company must be able to expand OBN to add capacity as needed, which may require significant expenditures for hardware and software.

     Operation as a switch-based provider subjects the Company to risk of significant interruption in the provision of services on OBN in the event of damage to the Company's facilities (switching equipment or connections to AT&T transmission facilities) such as could be caused by fire or natural disaster. Such interruptions or other difficulties in operating OBN could have a material adverse effect on the Company's financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER CONSIDERATIONS

     As of November 6, 1997, Mr. Borislow owned beneficially approximately 38.0% of the outstanding Company Common Stock. Accordingly, Mr. Borislow may have the ability to control the election of all of the members of the Company Board of Directors and the outcome of corporate actions requiring majority stockholder approval. Even as to corporate transactions in which super-majority approval may be required, such as certain fundamental corporate transactions, Mr. Borislow may have the ability to control the outcome of such actions. It is anticipated that Mr. Borislow will continue to be the single largest beneficial owner of the Company Common Stock after the issuance of Company Common Stock upon consummation of the Shared Technologies Merger, although his ownership percentage will be reduced.

     The Company also has an authorized class of 5,000,000 shares of preferred stock that may be issued by the Company Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control of the Company. In addition, the Delaware General Corporation Law and other provisions of the Company's Restated Certificate of Incorporation (the "Company Charter"), including the provision of the Company Charter that provides that the Company Board of Directors be divided into three classes, each of which is elected for three years, and the Company Bylaws contain provisions that may have the effect of delaying or preventing a change in control of the Company.

     Such anti-takeover effects may deter a third party from acquiring the Company or engaging in a similar transaction affecting control of the Company in which the Company stockholders might receive a premium for their shares over the then-current market value.

COMPANY SHARES ELEGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Company Common Stock could adversely affect the market price of Company Common Stock. As of October 8, 1997, Mr. Borislow owned of record or had dispositive power with respect to 23.3% of the outstanding Company Common Stock and a decision by Mr. Borislow to sell his shares could adversely affect the market price of the Company Common Stock.

     As of October 8, 1997, there were outstanding options to purchase 8,388,108 shares of Company Common Stock held by employees, former employees or directors of the Company. In addition, there were warrants to purchase up to 12,997,000 shares of Company Common Stock and 12,185,833 shares reserved for issuance upon conversion of the Notes.

     Upon effectiveness of the Shared Technologies Merger, and based on the numbers of outstanding shares of STF Common and Shared Technologies' Series I Convertible Preferred Stock outstanding as of October 8, 1997, up to 24,029,350 shares of Company Common Stock could be issued. In addition, Shared Technologies options, convertible preferred stock and warrants outstanding as of October 8, 1997 could be exercisable or convertible after the Shared Technologies Merger into up to approximately 4.5 million shares of Company Common Stock.

     Paul Rosenberg, the holder of 7,440,000 shares of Company Common Stock, has the right, under certain conditions, to participate in future registrations of Company Common Stock and to cause the Company to register certain shares of Company Common Stock owned by him. Holders of warrants also have registration rights under certain conditions.

     Sales of substantial amounts of Company Common Stock in the public market, or the perception that such sales could occur, may adversely affect the market price of the Company Common Stock.

FUTURE COMPANY TRANSACTIONS

     If the amendment to the Company Charter increasing the number of authorized shares of Company Common Stock from 100,000,000 to 300,000,000 is approved at the Company's stockholders meeting scheduled for December 1, 1997, the Company will be authorized to issue up to an aggregate of 300,000,000 shares of Company Common Stock. The Company may use authorized and unissued shares of Company
Common Stock for various corporate purposes, including, but not limited to, acquisition transactions, and such shares may be issued by the Company Board without further stockholder action unless the issuance is in connection with a transaction for which stockholder approval is otherwise required under the Company Charter, applicable law, regulation or agreement.

     On October 29, 1997, the Company, in a letter to the Chairman of the Board of ACC Corp. ("ACC"), proposed for consideration by ACC a merger transaction between the Company and ACC, in which ACC would be acquired by the Company and ACC's stockholders would receive Company Common Stock in exchange for their ACC common stock. As proposed in the letter and subsequently amended to the date of this prospectus, the Company would exchange $50 in the Company Common Stock for each share of ACC common stock. ACC is an international telecommunications holding company whose common stock is traded on the NASDAQ National Market under the symbol "ACCC". As of August 1, 1997, there were approximately 16.8 million shares of ACC common stock reported to be outstanding.

     Any such transaction is subject, among other things, to the satisfactory completion of due diligence reviews, the negotiation of a mutually satisfactory agreement, approval thereof by the companies' respective boards of directors, the transaction being accounted for as a pooling-of-interests transaction, any necessary regulatory approvals and any necessary stockholder approvals. The Company is unable to predict whether the ACC board of directors will favorably consider the proposal or whether a mutually acceptable agreement can be reached or the terms of any such agreement, should it be reached and approved.

DEPENDENCE UPON KEY PERSONNEL

     The success of the Company's operations during the foreseeable future will depend largely upon the continued services of Daniel Borislow, the Company's Chairman and Chief Executive Officer. Mr. Borislow has entered into an employment agreement with the Company that contains non-competition covenants that extend for a period of up to 18 months following termination of employment.

ABSENCE OF DIVIDENDS

     The Company has not paid cash dividends since inception. The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company's existing bank credit facility restricts the payment of dividends on the Company Common Stock.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes constitute a new issue of securities, have no established trading market and may not be widely distributed. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. The Company does not intend to list the Notes on any securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. There can be no assurances as to the development of any market or liquidity of any market that may develop for the Notes.

SUBORDINATION OF NOTES; HOLDING COMPANY STRUCTURE

     The Notes are subordinate in right of payment to all current and future Senior Debt (as defined herein) of the Company. Senior Debt includes indebtedness (whether secured or unsecured) borrowed under the Company's $65 million credit facility (the "Credit Facility") or successor credit facilities and substantially all other indebtedness of the Company, whether existing on or created or incurred after the date the Notes are issued, that is not made subordinate to or pari passu with the Notes by the instrument creating the indebtedness. As of August 29, 1997, the Company had approximately $130 million in indebtedness and other balance sheet liabilities of the Company's subsidiaries to which the Notes are effectively subordinated was approximately $37.1 million. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee. By reason of the subordination of the Notes, if any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company occurs, the assets of the Company will be available to pay the amounts due on the Notes only after all the Senior Debt has been paid in full.

     The Company, as a holding company whose principal assets are the shares of capital stock of its subsidiaries, does not generate any operating revenues of its own. Consequently, it depends on dividends, advances and payments from its subsidiaries to fund activities and meet its cash needs, including its debt services requirements. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make funds available therefor. Their ability to pay dividends or make other payments or advances to the Company will depend on their operating results and will be subject to various business considerations and to applicable state laws. In addition, holders of the Notes are effectively subordinated to the claims of creditors of the Company's subsidiaries to the extent of the assets of such subsidiaries. If any insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of any subsidiary of the Company occurs, creditors of that subsidiary generally will have the right to be paid in full before any distribution is made to the Company or the holders of the notes.

     Substantially all of the subsidiaries of the Company are parties to, or have guaranteed the payment of the Company's obligations under, the Credit Facility.

LIMITATIONS ON REPURCHASE OF NOTES IF A DESIGNATED EVENT OCCURS

     If a Designated Event, which consists of either a Change in Control or a Termination of Trading (each as defined herein), occurs, each holder of the Notes will have the right, at its option and subject to certain restrictions and conditions, to require the Company to repurchase all or any part of the Notes at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the repurchase date. The Company's ability to repurchase Notes following a Designated Event (i) may be limited by the terms of the Senior Debt and the subordination provisions of the Indenture and (ii) will depend on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, no assurance can be given the Company will repurchase Notes following a Designated Event. The term "Designated Event" is limited to certain specified transactions and may not include other events, such as a highly leveraged business combination or reorganization not involving a Designated Event, that might adversely affect the financial condition of the Company. See "DESCRIPTION OF THE NOTES."

                                   THE COMPANY

     The Company, originally incorporated in 1989 as Tel-Save, Inc., provides long distance telephone service throughout the United States, primarily to small and medium-sized businesses. For further information about the business and operations of the Company, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The principal executive offices of the Company are located at 6805 Route 202, New Hope, Pennsylvania 18938, and its telephone number is (215) 862-1500.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this Prospectus, the Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.01 par value per share, and 5,000,000 shares of undesignated Preferred Stock, $.01 par value per share. As of October 8, 1997, 65,610,949 shares of Common Stock were issued and outstanding. There were no shares of Preferred Stock designated or issued. For further information about the Company's authorized capital stock, reference is made to the Company's reports incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                            DESCRIPTION OF THE NOTES

GENERAL

     The Notes were issued pursuant to an Indenture dated as of September 9, 1997 (the "Indenture"), between the Company and First Trust of New York,
National Association, as trustee (the "Trustee"). A copy of the form of the Indenture and the Registration Agreement were available from the Trustee or the Company upon request by a registered holder of Notes. The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions in the Indenture of certain terms used in the following summary. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions."

     The Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other
Indebtedness or securities that may be issued by the Company or any of its Subsidiaries.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. As a result, the Notes are effectively subordinated to all existing and future Indebtedness and other liabilities and commitments of such Subsidiaries.

FORM, DENOMINATION AND REGISTRATION

     The Notes have been issued in fully registered form, without coupons, in denomination of $1,000 in principal amount and integral multiples thereof.

     Notes currently held by "qualified institutional buyers" as defined in Rule 144A under the Securities Act or by persons who are not U.S. persons who acquired such Notes in "offshore transactions" in reliance on Regulation S under the Securities Act are currently evidenced by restricted global Notes (the "Restricted Global Notes") which were deposited with, or on behalf of, DTC and registered in the name of Cede and Co. ("Cede") as DTC's nominee.

     Any purchaser (a "Public Holder") of Notes pursuant to this Prospectus will receive a beneficial interest in an unrestricted global note (the "Public Global Note") which will be deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee. Except as set forth below, the record ownership of the Public Global Note may be transferred in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     A Public Holder may hold its interest in the Public Global Note directly through DTC if such Public Holder is a participant in DTC, or indirectly through organizations which are participants in DTC ("Participant" or "Participants"). Transfers between Participants are effected in the ordinary way in accordance with DTC rules and will be settled in same day funds.

     Public Holders who are not Participants may beneficially own interests in the Public Global Notes held by DTC only through Participants or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Note, Cede for all purposes is considered the sole holder of the Public Global Note.

     Except in limited circumstances, owners of interests in the Notes will not be entitled to receive physical delivery of Notes in definitive form. See "Book Entry System; Delivery and Form -- DTC." No service charge will be made for any registration of transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

PRINCIPAL, MATURITY AND INTEREST

     The Notes bear interest from September 9, 1997, at 4 1/2 percent per annum and will mature on September 15, 2002.

     Interest on the Notes will be payable semiannually on March 15 and September 15 of each year (each an "Interest Payment Date"), commencing on March 15, 1998, to holders of record at the close of business on the March 1 or September 1 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from September 9, 1997.

     Payment in respect of the Notes (including principal, premium, if any, and interest) held of record by DTC (including Notes evidenced by the Public Global
Note) will be made in immediately available funds. Payments in respect of the Notes held of record by holders other than DTC may, at the option of the Company, be made by check and mailed to such holders of record as shown on the Register for the Notes.

     If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day, and no interest shall accrue for the intervening period.

     The Company has initially appointed the Trustee as its corporate trust office in The City of New York as the Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of the Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in New York, New York for payments with respect to the Notes and for the surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which the Paying Agent or Conversion Agent will act will be given in accordance with "-- Notices" below.

OPTIONAL REDEMPTION

     The Notes will not be subject to redemption prior to September 15, 2000 and will be redeemable on such date and thereafter at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), in each case, together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If redeemed during the 12-month period beginning September 15 of the years indicated, such redemption price shall be as indicated:


                                            REDEMPTION
                  YEAR                         PRICE
-----------------------------------------   -----------
              2000  .....................     101.80%
              2001 and thereafter  ......     100.90%

     On or after the redemption date, interest will cease to accrue on the Notes, or portion thereof, called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of a Designated Event, each holder of Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant described in this paragraph and that all Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Notes purchased pursuant to a Designated Event Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to a Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if a Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Notes purchased; and
(7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Designated Event.

     On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof duly tendered pursuant to the Designated Event Offer, (2) deposit with the Trustee or a Paying Agent an amount equal to the Designated Event Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate identifying the Notes or portions thereof tendered to the Company. The Trustee or a Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee shall promptly authenticate and mail to each holder a new certificate representing a Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new certificate representing a Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date.

     Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Designated Event purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the
Designated Event purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no current intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sales of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of a Designated Event Payment is subordinated to the prior payment of Senior Debt as described under "-- Subordination of Notes" below.

     The Company's ability to repurchase Notes upon the occurrence of a Designated Event is subject to limitations. If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's existing debt agreements and lease facilities prohibit the Company from purchasing any Notes under certain circumstances and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements and lease agreements. Any future credit agreements or other agreements relating to Indebtedness of the Company (including Senior Debt) may contain similar prohibitions or restrictions on the Company's ability to effect a Designated Event Payment. In the event a Designated Event occurs at a time when such prohibitions or restrictions are in effect, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will be effectively prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "-- Subordination of Notes" below and "Risk Factors -- Subordination of Notes; Holding Company Structure. "

     A "Designated Event" will be deemed to have occurred upon a Change of Control or Termination of Trading.

     A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such trans-action own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of its assets (other than to one or more wholly-owned subsidiaries of the Company) or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company).

     The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

SELECTION AND NOTICE

     If less than all of Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions thereof called for redemption.

REGISTRATION RIGHTS

     The Company and the Initial Purchasers have entered into a Registration Agreement, pursuant to which the Company filed with the Commission on November 7, 1997, a registration statement on Form S-3 (the "Shelf Registration Statement"), of which this Prospectus is a part, to cover resales of Transfer Restricted Securities (as defined below) by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. Notwithstanding the foregoing, the Company will be permitted to prohibit offers and sales of Transfer Restricted Securities pursuant to the Shelf Registration Statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a "Suspension Period"). "Transfer Restricted Securities" means each Note and each Share until the date on which such Note or Share has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, the date on which such Note or Share is distributed to the public pursuant to Rule 144 under the Securities Act or the date on which such Note or Share may be sold or transferred pursuant to Rule 144(k) (or any similar provision then in force).

     Holders of the Transfer Restricted Securities not already included under "SELLING HOLDERS" below will be required to deliver information to be used in connection with, and to be named as Selling Holders in, the Shelf Registration Statement and to provide any comments they may wish to make on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Transfer Restricted Securities included in the Shelf Registration Statement. The Transfer Restricted Securities of any holder who elects not to include such securities in the Shelf Registration Statement could be deemed to be less liquid than if such securities were included in the Shelf Registration Statement. In addition, there can be no assurance that the Company will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder's ability to sell such Transfer Restricted Securities or adversely affect the price at which such Transfer Restricted Securities can be sold.

     The Company will cause the Shelf Registration Statement to be continuously effective under the Securities Act until the earliest of (a) the second anniversary of September 9, 1997, (b) the date on which the Notes or the Shares may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act and (c) the date as of which all the Notes or Shares have been sold pursuant to Shelf Registration Statement.

     If the Company fails to keep the Shelf Registration Statement continuously effective for the period specified above, then at such time as the Shelf Registration Statement is no longer effective and on each date thereafter that is the successive 30th day subsequent to such time and until the earliest of (i) the date that the Shelf Registration Statement is again deemed effective, (ii) the date that is the second anniversary of September 9, 1997 and (iii) the date as of which the Notes and/or the Common Stock issuable upon conversion thereof are sold pursuant to the Shelf Registration Statement, the per annum interest rate on the Notes will increase by an additional 25 basis points; provided, however, that the interest rate will not increase by more than 50 basis points pursuant to this sentence. The Company will be permitted to suspend the use of this Prospectus which is a part of the Shelf Registration Statement for a period not to exceed 30 days in any three-month period or for three periods not to exceed an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events.

     The Company will provide or cause to be provided to each holder of the Notes, or the Common Stock issuable upon conversion of the Notes, copies of this Prospectus, which is a part of such Shelf Registration Statement, and take certain other actions as are required to permit unrestricted resales of the Notes or the Common Stock issuable upon conversion of the Notes. A holder of Notes or the Shares that sells such Securities pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus (or any supplement thereto) and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

     The foregoing summary of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Registration Agreement. Copies of the Registration Agreement are available from the Company.

CONVERSION

     The holder of any Note has the right, exercisable at any time after 90 days following the date of original issuance thereof and prior to the close of business on the Business Day immediately preceding the maturity date of the Notes, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Offering Memorandum, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accom-panied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

     Beneficial owners of interests in a Note may exercise their right of conversion by delivering to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program and, in the case of conversions through Euroclear or Gedel Bank, in accordance with Euroclear's or Cedel Bank's normal operating procedures when application has been made to make the underlying Common Stock eligible for trading on Cedel Bank or Euroclear. To convert a Note held in certificated form into shares of Common Stock, a holder must (i) complete and manually sign the conversion notice on the back of the Note (or complete and manually sign a facsimile thereof) and deliver such notice to the Trustee in New York, New York, (ii) surrender the Note to the Trustee in New York, New York, as the case may be, (iii) if required, furnish appropriate endorsements and transfer documents, (iv) if required, pay all transfer or similar taxes, and (v) if required, pay funds equal to interest payable on the next interest payment date. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the date of surrender for conversion. Such notice of conversion can be obtained from the Trustee at its corporate trust office or the office of the Conversion Agent. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share in an amount determined as set forth below. Such certificate will be sent by the Trustee to the Conversion Agent for delivery to the holder. Such Common Stock issuable upon conversion of the Notes will be fully paid and nonassessable. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes called for redemption on a redemption date or to be repurchased on a Designated Event Payment Date during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date, but on or before the next Interest Payment Date, interest on such Note shall be payable on such Interest Payment Date notwithstanding such conversion. Such interest shall be paid to the holder of such Note on such Regular Record Date. As a result, a holder that surrenders Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for payment of interest on Notes called are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a redemption date or to be repurchased on a Designated Event Payment Date between a Regular Record Date and the Interest Payment Date to which it relates.) No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time before the close of business on the conversion date.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then Current Market Price per share, as defined; (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made with the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the Current Market Price per share (determined as set forth below) on the expiration of such tender offer or the date of payment of such negotiated transaction consideration times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction.

     The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised.

     In the Indenture, the "Current Market Price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the Daily Market Price on the Trading Day immediately following the completion of the tender offer or other negotiated transaction multiplied by the number of acquired shares.

     The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days (each such reduction, an "Induced Conversion Adjustment"), in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS."

SUBORDINATION OF NOTES

     The Notes are subordinate in right of payment to all existing and future Senior Debt. The Indenture does not restrict the amount of Senior Debt or other Indebtedness of the Company or any Subsidiary of the Company. In addition, the Notes are structurally subordinated to all indebtedness and other liabilities of the Company's subsidiaries.

     The payment of the principal of, interest on or any other amounts due on the Notes is subordinated in right of payment to the prior payment in full of all Senior Debt of the Company. No payment on account of principal of, redemption of, interest on or any other amounts due on the Notes, including, without limitation, any payments on the Designated Event Offer, and no redemption, purchase or other acquisition of the Notes may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture provides that if any of the holders of any issue of Designated Senior Debt notify (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Debt the right to accelerate the maturity thereof, no payment on account of principal, redemption, interest or any other amounts due on the Notes and no purchase, redemption or other acquisition of the Notes will be made for the period (the "Payment Blockage Period") commencing on the date the Payment Blockage Notice is received and ending on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 180 days from the date the Payment Blockage Notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this Section), unless the holders of such Designated Senior Debt or the Representative of such holders shall have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Securities after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 365-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five business days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i) (a) the Company is the surviving or continuing corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of
Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one Person and such Person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such Person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and furnish to the holders of Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture  provides that each of the following  constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of principal on the Notes; (iii) failure by the Company to comply with the provisions described under "Repurchase at the Option of Holders"; (iv) failure by the Company for 60 days after the receipt of written notice to comply with certain other covenants and agreements contained in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Material Subsidiaries (or the payment of which is guaranteed by the Company or any of its Material Subsidiaries), which default (a) Is caused by a failure to pay when due principal or interest on such Indebtedness within the grace period provided in such Indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity without such acceleration being rescinded or annulled and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default of the maturity of which has been so accelerated, aggregates $10 million or more; (vi) failure by the Company or any Material Subsidiary of the Company to pay final non-appealable judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5 million, which judgments are not stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     By notice to the Trustee, the holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the holders of all of the Notes, waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as Registrar in New York, New York. The Company reserves the right to vary or terminate the appointment of the Registrar or to appoint additional or other Registrars or to approve any change in the office through which the Registrar acts.

     A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of any Note selected for redemption. Also, the Company is not required to exchange or register the transfer of any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered holder of a Note will be treated as the owner of it for all purposes.


AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder of Notes) (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a default in the payment of principal of or interest on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) impair the right to convert the Notes into Common Stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Notes or
(x) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

NOTICES

     Notice to holders of the Notes will be given by mail to the addresses of such holders as they appear in the Register (as defined). Such notices will be deemed to have been given on the date of such mailing or on the date of the first such publication, as the case may be.

GOVERING LAW

     The Indenture, the Notes and the Registration Agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.


CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Day" means any day that is not a Legal Holiday.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

     "Designated Senior Debt" means (i) any Senior Debt which, as of the date of the Indenture, has an aggregate principal amount outstanding of at least $15 million and (ii) any Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $15 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as Designated Senior Debtor purposes of the Indenture.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i) (a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to

Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property, or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets and (g) under interest rate or currency swap agreements. cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in the State of New York are not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If any other operative date for purposes of the Indenture shall occur on a Legal Holiday then for all purposes the next succeeding day that is not a Legal Holiday shall be such operative date.

     "Material Subsidiary" means any Subsidiary of the Company which at the date of determination is a "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

     "Obligations"   means   any   principal,    interest,    penalties,   fees,
indemnifications, reimbursements, damages, and other liabilities payable under the documentation governing any Indebtedness.

     "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof.


"Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

     "Senior Debt" means the principal of, interest on and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company; unless, in the instrument creating or evidencing such Indebtedness or pursuant to which
such   Indebtedness  is  outstanding,   it  is  expressly   provided  that  such
Indebtedness is not senior in right of payment to the Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business; (b)
Indebtedness of the Company to a Subsidiary of the Company other than such Indebtedness that would be subject to a prior claim by the lenders under the Company's existing credit facilities; or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

     "Subsidiary" of a person means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more of the other Subsidiaries of that person or a combination thereof.

ABSENCE OF PUBLIC MARKET; TRANSFER RESTRICTIONS

     Upon their original issuance, the Notes became eligible for trading on the PORTAL Market. However, the Notes sold pursuant to this Prospectus will no longer be eligible for trading on the PORTAL Market. There can be no assurance that an active trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their Notes or at what price holders of the Notes will be able to sell their Notes. Future trading prices of the Notes will depend upon many factors including, among other things, prevailing interest rates, the Company's operating results, the price of the Common Stock and the market for similar securities.

                      BOOK-ENTRY SYSTEM; DELIVERY AND FORM

GENERAL

     The Notes offered hereby will be represented by one or more fully registered global securities (each a "Public Global Note"). The Public Global Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede as DTC's nominee. For purposes of this Prospectus, "Public Global Note" refers to the Public Global Note or Public Global Notes representing the entire issue of Notes offered hereby. Except in the limited circumstances described below, the Notes will not be issued in definitive certificated form. The Public Global Note may be transferred, in whole and not in part, only to another nominee of DTC.

     The Company understands as follows with respect to the rules and operating procedures of DTC, and with respect to secondary market trading of Morgan Guaranty Trust Bank of New York, Brussels office, as operator for Euroclear, and Cedel Bank, which effect transfers of interests in the Public Global Note.

DTC

     DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("Participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, between Participants through electronic computerized book-entry changes in the accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

     Persons who are not Participants may beneficially own Notes held by DTC only through Participants or Indirect Participants (including Euroclear and Cedel Bank). Beneficial ownership of Notes may be reflected (i) for investors who are Participants, in the records of DTC, (ii) for investors holding through a Participant, in the records of such Participant, whose aggregate interests on behalf of all investors holding through such Participant will be reflected in turn in the records of DTC, or (iii) for investors holding through an Indirect Participant, in the records of such Indirect Participant, whose aggregate interests on behalf of all investors holding through such Indirect Participant will be reflected in turn in the records of a Participant. Accordingly, transfers of beneficial ownership in a Public Global Note can only be effected through DTC, a Participant or an Indirect Participant. Investors may also hold beneficial interests in a Public Global Note directly through Euroclear or Cedel Bank as an Indirect Participant in DTC, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Cedel Bank hold beneficial interests in a Public Global Note on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which in turn hold such securities in customers' securities accounts in the depositories' names on the books of DTC. The Chase Manhattan Bank, N.A. ("Chase") initially will act as depository for Euroclear, and Citibank, N.A. ("Citibank") initially will act as depository for Cedel Bank.

     Interests in the Public Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its Participants. The Public Global Note will trade in DTC's SDFS System until maturity, and secondary market trading activity for the Public Global Note will therefor settle in immediately available funds. The laws of some states require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer beneficial interests in the Public Global Note to such persons may be limited.

     So long as Cede, as the nominee of DTC, is the registered owner of the Public Global Note, Cede for all purposes will be considered the sole holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Public Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the holders thereof under the Indenture. Accordingly, any person owning a beneficial interest in the Public Global Note must rely on the procedures of DTC and, if such person is not a Participant in DTC, on the procedures of the Participant through which such person, directly or indirectly, owns its interest, to exercise any rights of a holder of Notes.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of an owner of a beneficial interest in Notes to pledge such Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such Notes, may be affected by the lack of a physical certificate for such Notes.

     Payment of principal of and interest on the Notes will be made to Cede, the nominee for DTC, as the registered owner of the Public Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Public Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Upon receipt of any payment of principal of or interest on the Public Global Note, DTC will credit the Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amounts of the Public Global Note as shown on the records of DTC. Payments by Participants to owners of beneficial interests in the Public Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name." Distributions with respect to beneficial interests in the Public Global Note held through Euroclear or Cedel Bank will be credited to the cash accounts of Euroclear participants or Cedel Bank participants in accordance with the relevant system's rules and procedures, to the extent received by its depository.

     DTC will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account with DTC the Notes are credited and only in respect of such position of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. The Trustee will act upon instructions received from DTC in respect of the aggregate percentages of interests in the Notes necessary for the Trustee to take action pursuant to the Indenture.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of Notes among its Participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

     If an Event of Default has occurred and is continuing, or if DTC notifies the Company that it is at any time unwilling or unable to continue as depositary for any Public Global Note or if at any time DTC ceases to be a "clearing corporation" registered under the Exchange Act and a successor depositary is not appointed by the Company within 90 days of such notice, the Company will issue individual certificated Notes in definitive form in exchange for such Public Global Note. In addition, the Company may at any time determine not to have the Notes represented by Public Global Notes. In any such instance, an owner or a beneficial interest in a Public Global Note will be entitled to physical delivery of individual certificated Notes in definitive form equal in principal amount to such beneficial interest in such Public Global Notes and to have all such certificated Notes registered in its name. Individual certificated Notes so issued in definitive form will be issued in minimum denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes represented by a Public Global Note will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     The Notes will trade in DTC's SDFS System until maturity, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.


GLOBAL CLEARANCE AND SETTLEMENT

     Although DTC, Euroclear and Cedel Bank have agreed to the procedures provided below in order to facilitate transfers of Notes among participants of DTC, Euroclear and Cedel Bank, they are under no obligation to perform or continue to perform such procedures, and such procedures may be modified or discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EUROCLEAR AND CEDEL BANK

     Euroclear and Cedel Bank each hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants by electronic book-entry changes in the accounts of such participants. Euroclear and Cedel Bank provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Cedel Bank also deal with domestic securities markets in several countries through established depositary and custodial relationships. Euroclear and Cedel Bank participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations. Indirect access to Euroclear and Cedel Bank is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Cedel Bank participant, either directly or indirectly.

SECONDARY MARKET TRADING

     Because the purchaser determines the place of delivery, it is important to establish at the time of trading any Notes where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

TRADING BETWEEN DTC PARTICIPANTS

     Secondary market trading between DTC Participants (other than depositories for Euroclear and Cedel Bank, respectively) will be settled using the procedures applicable to U.S. corporate debt obligations in same-day funds.

TRADING BETWEEN EUROCLEAR AND/OR CEDEL BANK PARTICIPANTS

     Secondary market trading between Euroclear participants and/or Cedel Bank participants will be settled using the procedures applicable to conventional Eurobonds in same day funds.

TRADING BETWEEN DTC SELLER AND EUROCLEAR OR CEDEL BANK PURCHASER

     When Notes are to be transferred from the account of a DTC Participant (other than Chase and Citibank as depositories for Euroclear and Cedel Bank, respectively) to the account of a Euroclear participant or a Cedel Bank participant, the purchaser must send instructions to Euroclear or Cedel Bank through a participant at least one business day prior to settlement. Euroclear or Cedel Bank, as the case may be, will instruct their respective depositary to receive the Notes against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date, on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. Payment will then be made by the relevant depositary of Euroclear or Cedel Bank to the DTC Participant's account against delivery of the Notes. After settlement has been completed, the Notes will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Euroclear participant's or Cedel Bank participants's ac-count. Credit for the Notes will appear on the next day (European time) and cash debit will be back-valued to, and the interest on the Notes will accrue from the value date (which would be the preceding day when settlement occurs in New
York). If settlement is not completed on the intended value date (i.e., the trade fails), the Euroclear or Cedel Bank cash debit will be valued instead as of the actual settlement date.

     Euroclear participants and Cedel Bank participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to pre-position funds for settlement, either from cash on hand or existing lines of credit, as they would for any settlement occurring within Euroclear or Cedel Bank. Under this approach, they may take on credit exposure to Euroclear or Cedel Bank until the Notes are credited to their accounts one day later.

     As an alternative, if Euroclear or Cedel Bank has extended a line of credit to them, participants can elect not to pre-position funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Cedel Bank participants purchasing Notes would incur overdraft charges for one day, assuming they cleared the overdraft when the Notes were credited to their accounts. However, interest on the Notes would accrue from the value date. Therefore, in many cases, the investment income on Notes earned during that one-day period may reduce or offset the amount of such overdraft charges, although this result will depend on each participant's particular cost of funds.

     Because the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Notes to the respective depositaries of Euroclear or Cedel Bank, as the case may be, for the benefit of Euroclear participants or Cedel Bank participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participant, a cross-market transaction will settle no differently than a trade between two DTC Participants.

TRADING BETWEEN EUROCLEAR OR CEDEL BANK SELLER AND DTC PURCHASER

     Due to time zone differences in their favor, Euroclear participants and Cedel Bank participants may employ their customary procedures for transactions in which Notes are to be transferred by the respective clearing system, through their respective depositaries to another DTC Participant. The seller must send instructions to Euroclear or Cedel Bank through a participant at least one business day prior to settlement. In these cases, Euroclear or Cedel Bank will instruct their respective depositaries to credit the Notes to the DTC Participant's account against payment. Payment will include interest accrued on the Notes from and including the last payment date to and excluding the settlement date on the basis of a calendar year consisting of twelve 30-day calendar months. For transactions settling on the 31st day of the month, payment will include interest accrued to and excluding the first day of the following month. The payment will then be reflected in the account of the Euroclear participant or Cedel Bank participant the following day, and receipt of the cash proceeds in the Euroclear or Cedel Bank participant's account will be back-valued to the value date (which would be the preceding day when settlement occurs in New York). If the Euroclear participant or Cedel Bank participant has a line of credit with its respective clearing system and elects to draw on such line of credit in anticipation of receipt of the sale proceeds in its account, the back-valuation will offset any overdraft charges incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails), receipt of the cash proceeds in the Euroclear or Cedel Bank participant's account would instead be valued as of the actual settlement date.

     Finally, day traders that use Euroclear or Cedel Bank and that purchase Notes from DTC Participants for credit to Euroclear participants or Cedel Bank participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

       1. borrowing through Euroclear or Cedel Bank for one day (until the purchase side of the day trade is reflected in their Euroclear account or Cedel Bank account) in accordance with the clearing system's customary procedures;

       2. borrowing the Notes in the United States from a DTC Participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower's Euroclear account or Cedel Bank account in order to settle the sale side of the trade; or

       3. staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Euroclear participant or Cedel Bank participant.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following general discussion summarizes certain of the material U.S. federal income tax consequences to a prospective holder of Notes from the acquisition, ownership, disposition and conversion of the Notes. This discussion is a summary for general information only and does not consider all aspect of U.S. federal income tax that may be relevant to the purchase, ownership, disposition and conversion of the Notes by a prospective investor in light of that investor's particular circumstances. This discussion also deals only with Notes held by a Holder as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This summary does not address all of the tax consequences that may be relevant to a holder of Notes, nor does it address the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as broker or dealers in securities of currencies, certain securities traders, tax-exempt entities, banks, thrifts, insurance companies, other financial institutions, persons that hold the Notes as a position in a "straddle" or as part of a "synthetic security," "hedging," "conversion" or other integrated instrument, persons that have a "functional currency" other than the U.S. dollar, investors in pass-through entities and certain U.S.
expatriates. Further, this summary does not address (i) the income tax consequences to shareholders in or partners or beneficiaries of, a holder of the Notes, (ii) the United States federal alternative minimum tax consequences of the purchase, ownership disposition or conversion of Notes, or (iii) any state, local or foreign tax consequences of the purchase, ownership, disposition or conversion of Notes.

     This discussion is based upon the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

     PERSON CONSIDERING THE PURCHASES OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF FEDERAL INCOME TAXES LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS.

U.S. HOLDERS

     For purposes of this discussion, "U.S. Holder" generally means (i) a citizen or resident (as defined in 770 1(b)(1) of the Code) of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States fiduciary has the authority to control all substantial decisions of the trust. Certain U.S. federal income consequences relevant to a holder other than a U.S. Holder (a "Non-U.S. Holder") are discussed separately below.

STATED INTEREST

     Stated interest on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it is paid or accrued in accordance with such holder's method of accounting for U.S. federal income tax purposes. This general rule is based, in part, on the determination by the Company that certain contingencies relating to the amount of interest and the timing of principal payments on the Notes are "remote" within the meaning of certain Treasury regulations.

     In the event the Company is required to make Additional Interest Payments, the Notes would be treated as reissued for OID purposes of the Original Issue Discount ("OID") regulations and, depending on the facts at that time, the deemed of reissued Notes may be treated as having OID that would be accrued into a U.S. Holder's income as required by the applicable OID rules in the Code and Treasury regulation. In the event that a Designated Event occurs triggering the Holders rights to require repurchase of the Notes at more than their stated principal amount, there may be additional consequences under the OID rules.

BOND PREMIUM

     If a U.S. Holder purchases a Note at a cost greater than the Note's principal amount plus the value of the conversion feature, the excess generally is treated as amortizable bond premium. A U.S. Holder may elect to deduct such amortizable bond premium (with a corresponding reduction in the U.S. Holder's tax basis) over the remaining term of the Note (or a shorter period to the first call date, if a smaller deduction would result) on an economic accrual basis. The election would apply to all taxable debt instruments held by the U.S. Holder at any time during the first taxable year to which the election applies and to any such debt instruments which are later acquired by the U.S. Holder. The election may not be revoked without the consent of the Internal Revenue Service ("IRS").

MARKET DISCOUNT

     If a U.S. Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder must accrue market discount on a straight-line basis, or may elect to accrue it on an economic accrual basis. A U.S. Holder will be required to treat any principal payment on, or any amount received on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of accrued market discount which has not previously been included in income. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense of any indebtedness incurred or continued to purchase or carry such.

     A U.S. Holder of a Note acquired at a market discount may elect to include market discount in income as interest as it accrues, in which case the interest deferral rule would not apply. This election would apply to all bonds with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and is separate from the election concerning the rate of accrual described above. The election may be revoked only with the consent of the IRS.

SALE OR REDEMPTION OF THE NOTES

     Upon the disposition of a Note by sale, exchange or redemption, the U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued interest) and (ii) the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, increased by OID or market discount previously included (or currently includible) in such holder's gross income to the date of disposition, and reduced by any payments other than payments of qualified stated interest made on such Note. When a Note is sold, disposed of or redeemed between Interest Payment Dates, the portion of the amount realized on the disposition that is attributable to interest accrued to the date of sale (i) must be reported as interest income by a cash method investor and (ii) is received tax-free by an accrual method investor that has already included the interest in income as it accrued.

     Assuming the Note is held as a capital asset, such gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held such Note for longer than one year. Federal income tax rates on long-term capital gain received by individuals vary based on the individual's income and the holding period for the asset. In particular, different maximum tax rates apply to gains recognized by an individual from the sale of (i) assets held for more than one year but no more than 18 months and (ii) assets held for more than 18 months. Holders should contact their tax advisors for more information or for the capital gains tax rate applicable to particular Notes.

CONVERSION INTO COMMON STOCK OF THE COMPANY

     In general, no gain or loss will be recognized for U.S. federal income tax purposes upon a conversion of Notes into Common Stock. However, cash paid in lieu of a fractional share of Common Stock will result in taxable gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted tax basis of the Note allocable to such fractional share. The initial tax basis of Common Stock received on conversion of the Notes will equal the adjusted tax basis of the converted Notes on the date of conversion, reduced by the portion of such adjusted tax basis allocated to any fractional share of Common Stock considered to be exchanged for cash. The holding period for Common Stock received on conversion will include the period during which the converted Notes were held.

ADJUSTMENT OF CONVERSION PRICE

     The conversion ratio of a Note is subject to adjustment under certain circumstances. Section 305 of the Code and Treasury regulations issued thereunder may treat U.S. Holders of the Notes as having received a constructive distribution, resulting in ordinary income to the extent of the Company's current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), if, and to the extent that certain adjustments of the conversion ratio increase the proportionate interest of a U.S. Holder of the Notes in the fully diluted share ownership of the Company, whether or not such U.S. Holder exercises the conversion privilege. Moreover, if there is not a full adjustment of the conversion ratio of the Notes to reflect a stock dividend or other event that increases the proportionate interest of holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of holders of the Common Stock generally will be treated as a taxable distribution to such holders with respect to their Common Stock.

DIVIDENDS PAID ON THE SHARES

     A U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Common Stock to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its Common
Stock and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Common Stock.

DISPOSITION OF SHARES

     Upon the sale or other disposition of Common Stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale and such holder's adjusted tax basis in the Common Stock. Gain or loss upon the disposition of the Common Stock will be long-term if, at the time of the disposition, the holding period for the Common Stock exceeds one year (which, in the case of Common Stock acquired upon conversion of a Note, would include the period during which the converted Note was held). Federal income tax rates on long-term capital gain received by individuals vary based on the individual's income and the holding period for the asset. See "-- Sale or Redemption of the Notes" above. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a holder of a Note who or which is a Non-U.S. Holder.

     This discussion does not deal with all aspects of U.S. federal income and estate taxation that may be relevant to the purchase, ownership or disposition of the Notes by any particular Non-U.S. Holder in light of that holder's personal circumstances, including holding the Notes through a partnership. For example, persons who are partners in foreign partnerships and beneficiaries of foreign trusts or estates who are subject to U.S. federal income tax because of their own status, such as United States residents or foreign persons engaged in a trade or business in the United States, may be subject to U.S. federal income tax even though the entity is not subject to such tax on the disposition of its Note.

STATED INTEREST

     Under current United States federal income tax law, payment on a Note or coupon by the Company or any paying agent to a holder that is a Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest, (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies (on an IRS Form W-8 or a substantially similar substitute form) that it is a Non-U.S. Person in compliance with applicable requirements.

     Payments of interest on a Note that are effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, although exempt from the withholding tax, may be subject to graduated U.S. federal income tax as if such amounts were earned by a U.S. Holder.

SALE OR REDEMPTION OF NOTES OR COMMON STOCK; CONVERSION OF NOTES

     Except as described below and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to withholding of U.S. federal income tax with respect to any gain realized upon the sale or redemption of Notes or Common Stock or on the conversion of a Note. Further, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any such gain unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Person, (ii) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

DIVIDENDS ON COMMON STOCK

     Any distribution on Common Stock to a Non-U.S. Holder will generally be subject to United States federal income tax withholding at a rate of 30%, unless
(i) a lower rate is provided by an applicable tax treaty or (ii) the distribution is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. For either of these exceptions to apply, the Non-U.S. Holder may be required to provide a properly executed certificate claiming the benefits of a treaty or exemption (currently Form 1001 or 4224, as applicable).

FEDERAL ESTATE TAX

     The Notes will not be includible in the estate of a Non-U.S. Holder who is not domiciled in the United States if interest paid on the Notes at the time of his or her death would have been exempt from U.S. federal income and withholding tax as described under Non-U.S. Holders-Stated Interest (without regard to the requirement that a non-U.S. beneficial ownership statement has been received). An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in Common Stock will be required to include the value thereof in his gross estate for U.S. Federal estate tax purposes, and may be subject to U.S. Federal estate tax unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING

     In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, the Notes held by a noncorporate U.S. Holder within the United States. In addition, payments made on, and payments of proceeds from the sale of, the Notes to or through the United States office of a broker are subject to information reporting unless the holder thereof certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding. See "Backup Withholding."

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the Notes may be subject to a "backup" withholding tax of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided the required information is provided to the IRS.

NEW REGULATIONS RELATING TO WITHHOLDING AND INFORMATION REPORTING

     In October 1997, the IRS issued final regulations relating to withholding, backup withholding and information reporting with respect to payments made to Non-U.S. Persons. The regulations generally apply to payments made after December 31, 1998. However, withholding certificates that are valid under the present rules on December 31, 1998, remain valid until the earlier of December 31, 1999 or the expiration date of the certificate under the present rules (unless otherwise invalidated due to changes in the circumstances of the person whose name is on the certificate).

     When effective, the new regulations will streamline and, in some cases, alter the types of statements and information that must be furnished to claim a reduced rate of withholding. While various IRS forms (such as IRS Forms 1001 and 4224) currently are used to claim exemption from withholding or a reduced withholding rate, the preamble to the regulations states that the IRS intends most certifications to be made on revised Form W-8. The regulations also clarify the duties of U.S. payors making payments to foreign persons and modify the rules concerning withholding on payments made to Non-U.S. Persons through foreign intermediaries.

     With some exceptions, the new regulations treat a payment to a foreign partnership as a payment directly to the partners. The regulations also eliminate the address rule under which dividends paid to a foreign address were presumed to be paid to a resident at that address and therefore eligible for the benefit of any applicable tax treaty.


                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Notes or Common Stock issuable upon conversion thereof offered by this Prospectus.


                                SELLING HOLDERS

     The Notes were originally issued by the Company to Salomon Brothers Inc, Deutsche Morgan Grenfell Inc., Bear, Stearns & Co. Inc., Smith Barney Inc., Robertson, Stephens & Company LLC and First Union Capital Markets Corp. (collectively, the "Initial Purchasers"). The Initial Purchasers subsequently advised the Company that they resold the Notes, in transactions exempt from the registration requirements of the Securities Act (i) in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the Securities Act or to Institutional Accredited Investors that agreed in writing to comply with the transfer restrictions and other conditions set forth in the Purchase Agreement, and (ii) outside the United States in transactions complying with the provisions of Regulation S under the Securities Act. Each of the Selling Holders is a direct or indirect transferee of an Initial Purchaser. The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Notes and Shares issued upon conversion of the Notes held by such Selling Holders.

     The following table sets forth information with respect to the Selling Holders and the respective principal amounts of Notes beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus. Such information has been obtained from the Selling Holders. The Shares into which the Notes are convertible are also offered pursuant to this Prospectus, and the formula for conversion is set forth herein under "DESCRIPTION OF THE NOTES -- Conversion." To the Company's knowledge, none of the Selling Holders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Notes or Shares issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Notes or Shares issuable upon conversion thereof that will be held by the Selling Holders upon termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes, since the date on which they provided the information regarding their Notes, in transactions exempt from the registration requirements of the Securities Act.





                                                                                              PRINCIPAL
                                                                                              AMOUNT OF
                                                                          PRINCIPAL          NOTES COVERED
                                                                       AMOUNT OF NOTES         BY THIS
                       SELLING HOLDER NAME                            BENEFICIALLY OWNED      PROSPECTUS
------------------------------------------------------------------   --------------------   --------------
AAM/Zazove Institutional Income Fund, L.P.   .....................       $ 1,500,000         $ 1,500,000
Allstate Insurance Company    ....................................       $ 4,500,000         $ 4,500,000
BancAmerica Robertson Stephens*  .................................       $ 1,150,000         $ 1,150,000
Black Diamond Ltd.*  .............................................       $   446,000         $   446,000
Black Diamond Partners L.P.*  ....................................       $   434,000         $   434,000
Brown & Williamson Convertible Retirement Trust    ...............       $   300,000         $   300,000
Carlson Capital, L.P.*  ..........................................       $    74,000         $    74,000
Catholic Mutual Relief Society of America*   .....................       $   250,000         $   250,000
Catholic Mutual Relief Society Retirement Plan and Trust*   ......       $   130,000         $   130,000
Century National Insurance Company*    ...........................       $   500,000         $   500,000
Christian Science Trustees for Gifts and Endowments   ............       $   150,000         $   150,000
Chrysler Corporation Master Retirement Trust*   ..................       $ 3,470,000         $ 3,470,000
Combined Insurance Company of America*    ........................       $   625,000         $   625,000
CFW-C, L.P.    ...................................................       $13,000,000         $13,000,000
Daiwa Europe Limited ..    .......................................       $ 1,500,000         $ 1,500,000
Declaration of Trust for the Defined Benefit Plan of ICI American
 Holdings Inc.    ................................................       $   650,000         $   650,000
Declaration of Trust for the Defined Benefit Plan of Zeneca Hold-
 ings Inc.                                                               $   450,000         $   450,000
Delaware Group Dividend and Income Fund, Inc.*  ..................       $ 1,230,000         $ 1,230,000
Delaware Group Equity Funds V, Inc. Retirement Income Fund Se-
 ries*                                                                   $    60,000         $    60,000
Delaware Group Global Dividend and Income Fund, Inc.*    .........       $   615,000         $   615,000
Delaware Group Premium Fund, Inc. Convertible Securities Series*         $    95,000         $    95,000
Delaware State Employees Retirement Fund  ........................       $ 2,100,000         $ 2,100,000
Delta Air Lines Master Trust*    .................................       $ 2,600,000         $ 2,600,000
First Church of Christ, Scientist -- Endowment  ..................       $   150,000         $   150,000
General Motors Employee Domestic Group Pension Trust  ............       $ 5,544,000         $ 5,544,000
General Motors Employees Domestic Group Trust   ..................       $ 7,300,000         $ 7,300,000
General Motors Foundation, Inc.  .................................       $   203,000         $   203,000
Highbridge Capital Corp.*  .......................................       $ 3,046,000         $ 3,046,000

                                                                                               PRINCIPAL
                                                                                               AMOUNT OF
                                                                           PRINCIPAL          NOTES COVERED
                                                                        AMOUNT OF NOTES         BY THIS
                        SELLING HOLDER NAME                           BENEFICIALLY OWNED       PROSPECTUS
-------------------------------------------------------------------   --------------------   --------------
Hillside Capital Incorporated Corporate Account  ..................       $   190,000         $   190,000
Hughes Aircraft Company Master Retirement Trust*    ...............       $ 1,855,000         $ 1,855,000
J.P. Morgan & Co. Incorporated    .................................       $ 4,009,000         $ 4,009,000
J.W. McConnell Family Family Foundation    ........................       $   400,000         $   400,000
MainStay Convertible Fund   .......................................       $ 3,500,000         $ 3,500,000
McMahan Securities Co., L.P.   ....................................       $ 1,000,000         $ 1,000,000
Merrill Lynch Pierce Fenner & Smith Inc.*  ........................       $   500,000         $   500,000
Motors Insurance Corporation   ....................................       $ 1,253,000         $ 1,253,000
New York Life Separate Account #7    ..............................       $ 1,700,000         $ 1,700,000
OCM Convertible Limited Partnership*    ...........................       $   250,000         $   250,000
OCM Convertible Trust*   ..........................................       $ 4,820,000         $ 4,820,000
Oppenheimer Bond Fund for Growth*    ..............................       $ 2,000,000         $ 2,000,000
PaineWebber Balanced Fund*  .......................................       $   436,000         $   436,000
PaineWebber Growth and Income Fund*  ..............................       $ 1,914,750         $ 1,914,750
PaineWebber Series Trust -- Balanced Portfolio*  ..................       $    79,781         $    79,781
PaineWebber Series Trust -- Growth and Income Portfolio*  .........       $    26,594         $    26,594
Partner Reinsurance Company, Ltd.*   ..............................       $   355,000         $   355,000
Provident Life and Accident Insurance Company*   ..................       $10,000,000         $10,000,000
Public Employees' Retirement Association of Colorado   ............       $ 1,000,000         $ 1,000,000
Santander Merchant Bank Limited   .................................       $ 2,000,000         $ 2,000,000
State Employees' Retirement Fund of the State of Delaware*   ......       $ 1,460,000         $ 1,460,000
State of Connecticut Combined Investment Funds*  ..................       $ 4,220,000         $ 4,220,000
Summer Hill Global Partners L.P.  .................................       $    50,000         $    50,000
Swiss Bank Corporation -- London Branch*   ........................       $ 3,750,000         $ 3,750,000
Thermo Electron Balanced Investment Fund   ........................       $   560,000         $   560,000
The TCW Group, Inc.   .............................................       $ 9,970,000         $ 9,970,000
Vanguard Convertible Securities Fund, Inc.*   .....................       $ 2,970,000         $ 2,970,000
Van Kampen American Capital Harbor Fund    ........................       $ 2,950,000         $ 2,950,000
Vista Growth and Income Fund*  ....................................       $ 3,500,000         $ 3,500,000

     This table is based on information provided by the Selling Holders to the Company by November 7, 1997, unless the Selling Holder's name is followed by an asterisk, in which case the information is based on information provided by the Selling Holders to the Company between November 8, 1997 and November 13, 1997.

     The foregoing list of Selling Holders does not include holders of $181,208,875 aggregate principal amount of Notes which have been registered for future sale under the Registration Statement of which this Prospectus is a part. Additional Selling Holders will be listed, together with the amount of Notes to be offered by such holders, in one or more supplements to this Prospectus. Any such supplement will be circulated with this Prospectus and will be deemed to be a part hereof as of the date of such supplement. Only the Selling Holders listed in this Prospectus or in any supplement thereto (or the transferees, pledgees or donees of such Selling Holders, or their successors) will be entitled to offer their Notes by means of this Prospectus, as supplemented from time to time.

                             PLAN OF DISTRIBUTION

     The Securities offered hereby may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Securities to or through underwriters, broker-dealers or agents, who may receive compensation in the form of commissions, concessions, allowances or discounts from the Selling Holders or the purchasers of Securities for whom they may act as agents or to whom they sell Securities as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Securities by them and any commissions, concessions, allowances or discounts or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting commissions, concessions, allowances or discounts under the Securities Act.

     The Securities may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of Securities may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     In connection with the distribution of the Securities, certain of the Selling Holders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Securities in the course of hedging the positions they assume with the Selling Holders. The Selling Holders may also sell the Securities short and redeliver the Securities to close out the short positions. The Selling Holders may also enter into option or other transactions with broker-dealers which require the delivery of the Securities to the broker-dealer. The Selling Holders may also loan or pledge the Securities.

     The Selling Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Holders. The foregoing may affect the marketability of the Securities.

     Pursuant to the Registration Agreement, all expenses of the registration of the Securities will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws, provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                                 LEGAL MATTERS

     Aloysius T. Lawn, IV, the Company's General Counsel and Secretary, will render an opinion to the effect that the Securities offered by this Prospectus are duly authorized, validly issued, fully paid and non-assessable. Mr. Lawn owns 180,000 shares of the Company's Common Stock and holds vested options to purchase 60,000 shares at a price of $11.625 per share and 90,000 shares at a price of $10.56 per share.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company and subsidiaries incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Shared Technologies and subsidiaries at December 31, 1996 and for the year ended December 31, 1996 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving such reports.

     The consolidated financial statements and schedule of Shared Technologies and subsidiaries at December 31, 1995 and for each of the two years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Rothstein, Kass & Company, P.C., independent certified public accountants, as indicated in their report, which includes an explanatory paragraph  relating  to the  changing  of  the  method  of  accounting  for  its investment in one of its subsidiaries, with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     NO  DEALER,  SALESPERSON  OR  OTHER     $300,000,000 AGGREGATE PRINCIPAL
INDIVIDUAL  HAS BEEN  AUTHORIZED TO GIVE       AMOUNT OF 4 1/2% CONVERTIBLE
ANY   INFORMATION   OR   TO   MAKE   ANY        SUBORDINATED NOTES DUE 2002
REPRESENTATIONS    OTHER    THAN   THOSE
CONTAINED   IN   OR    INCORPORATED   BY
REFERENCE   IN   THIS    PROSPECTUS   IN
CONNECTION  WITH  THE  OFFERING  MADE BY             12,185,834 SHARES
THIS  PROSPECTUS  AND, IF GIVEN OR MADE,              OF COMMON STOCK
SUCH INFORMATION OR REPRESENTATIONS MUST
NOT  BE  RELIED   UPON  AS  HAVING  BEEN
AUTHORIZED  BY THE COMPANY OR ANY OF ITS
AGENTS.  NEITHER  THE  DELIVERY  OF THIS
PROSPECTUS  NOR ANY SALE MADE  HEREUNDER
SHALL, UNDER ANY  CIRCUMSTANCES,  CREATE
AN  IMPLICATION  THAT  THERE HAS BEEN NO
CHANGE  IN THE  AFFAIRS  OF THE  COMPANY
SINCE  THE DATE AS OF WHICH  INFORMATION            [GRAPHIC OMITTED]
IS  GIVEN  IN  THIS   PROSPECTUS.   THIS
PROSPECTUS  DOES NOT CONSTITUTE AN OFFER
OR   SOLICITATION   BY   ANYONE  IN  ANY
JURISDICTION  IN WHICH THE PERSON MAKING
SUCH  OFFER  OR   SOLICITATION   IS  NOT
QUALIFIED  TO DO SO OR TO ANY  PERSON TO
WHOM,   IT  IS  UNLAWFUL  TO  MAKE  SUCH
SOLICITATION.

                                                --------------------------
            -----------------
                                                   PROSPECTUS SUPPLEMENT

            TABLE OF CONTENTS
                                                --------------------------


                                    PAGE
                                   -----
          PROSPECTUS SUPPLEMENT

Selling Holders  ....................S-2

               PROSPECTUS

Available Information  ............... 2
Incorporation of Certain Documents
 by Reference  ....................... 3
Risk Factors  ........................ 5
The Company   ........................15
Description of Capital Stock .........15          Dated December 23, 1997
Description of the Notes  ............15
Book-Entry System; Delivery and Form  29
Certain U.S. Federal Income Tax
 Consequences  .......................33
Use of Proceeds  .....................37
Selling Holders  .....................37
Plan of Distribution   ...............40
Legal Matters ........................40
Experts ..............................40